

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Quentin Koffey
Managing Partner
Politan Capital Management LP
106 West 56th Street, 10th Floor
New York, NY 10019

> **Re: Politan Capital Management LP**
> **Masimo Corporation**
> **PRRN14A filed June 20, 2024 by Politan Capital Management LP et al.**
> **File No. 001-33642**

Dear Quentin Koffey:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your proxy statement.

Revised Preliminary Proxy Statement filed June 20, 2024

General

1. We note your disclosure on page 27 that "Politan believes that the decision regarding who should serve as the Company's chief executive officer is one that the Board should make following the conclusion of the proxy contest with the information then available to the Board," and that "the Politan Nominees have made no decisions regarding whether Mr. Kiani should remain the Company's chief executive officer following the proxy contest should they be elected to the Board." However, we understand that Mr. Koffey may have told Masimo's independent directors that Mr. Koffey plans to place Mr. Kiani on administrative leave if Politan is successful in its proxy contest. Please revise accordingly or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-

3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions